SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 23, 2009
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	15	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		14,471,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,766,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,471,972

WITH	10	SHARED DISPOSITIVE POWER

		13,766,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,238,168

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	42.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	15	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	15	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,004,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,822,423

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,004,254

WITH	10	SHARED DISPOSITIVE POWER

		18,822,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	19,826,677

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.8%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	15	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,399,007

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,399,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,655,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	15	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	15	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,842,137

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,842,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,842,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	15	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.0%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	15	Pages
          This Amendment No. 7 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 7. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
          Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
          Items 4 and 7 are hereby amended to the extent hereinafter expressly set forth.
ITEM 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended to add the following information:
          On December 23, 2009, Sillerman, Kanavos and Torino (the “Equity Sponsors”) through their corporate affiliate LIRA LLC (the “Equity Parent”) entered into a Lock Up and Plan Support Agreement (the “New Lock Up Agreement”) with the Company’s remaining Las Vegas subsidiary and the first lien lenders (the “First Lien Lenders”), certain of the second lien lenders (the “Participating Second Lien Lenders”) and the first and second lien agents under the Las Vegas subsidiary’s $475 million mortgage loans.
          The New Lock Up Agreement primarily differs from the Company’s remaining Las Vegas subsidiary’s (and its predecessor entities’) existing Lock Up and Plan Support Agreement (the “Existing Lock Up Agreement”) with the First Lien Lenders and the Equity Parent and LIRA Property Owner, LLC , another corporate affiliate of the Equity Sponsors (collectively with the Equity Parent, the “New Entities”) in that the First Lien Lenders and the Participating Second Lien Lenders are both parties to it and the Las Vegas subsidiary’s Las Vegas property will be sold in a prearranged sale (not conditioned upon an unsuccessful public auction) to an entity co-owned by the Equity Sponsors and the Participating Second Lien Lenders (and potentially other participating unsecured creditors) pursuant to a prepackaged chapter 11 bankruptcy case to be filed by the Company’s Las Vegas subsidiary.
          The purpose of the New Lock Up Agreement, like the Existing Lock Up Agreement, is to pursue an orderly liquidation of the Company’s Las Vegas subsidiary for the benefit of its (and its predecessor entities’) creditors.
          Under the prearranged sale pursuant to the prepackaged chapter 11 bankruptcy case, the entity co-owned by the Equity Sponsors and the Participating Second Lien Lenders (and potentially other participating unsecured creditors) (the “New Property Owner”) will acquire the Las Vegas property for

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	15	Pages
approximately $260 million (plus certain expenses, interest accruals and other items to the extent not paid during the prepackaged chapter 11 proceeding from the cash flows generated by the Las Vegas property’s real estate activities). Upon entry into the New Lock Up Agreement, the Equity Sponsors, as a group, and the Participating Second Lien Lenders, as a group, each deposited into escrow $6.5 million (consisting of cash and letters of credit) of a required $13 million purchase price deposit. Of the $6.5 million deposited by the Equity Sponsors, $2.85 million is forfeitable as liquidated damages to the First Lien Lenders in the event the New Lock Up Agreement is terminated because of a “debtor fault-based termination” (as defined in the New Lock Up Agreement).
          The First Lien Lenders will finance the prearranged sale to the New Property Owner by entering into a new secured loan with it as the borrower under the following terms and conditions: (i) the loan will be for an initial term of 6 years, with three 1-year extensions; (ii) at closing, it will pay approximately $10 million in cash (from the $13.0 million deposit referred to in the preceding paragraph), and it will prefund a minimum of $3.0 million of reserves (from the deposit), (iii) it may have to fund or assume certain expenses, interest accruals and other items to the extent not paid from the cash flows generated by the Las Vegas property’s real estate activities, (iv) the Equity Sponsors will have to provide a joint and several “bad boy” guarantee in the same amount as under the Existing Lock Up Agreement in the event of a voluntary or collusive bankruptcy filing and/or misappropriation of funds and (v) the Participating Second Lien Lenders (including any other participating unsecured creditors) will have to provide a several (but not joint) “bad boy” guarantee in the same amount as the Equity Sponsors in the event of a voluntary or collusive bankruptcy filing and/or misappropriation of funds. Under the “bad boy” guarantees, the party responsible for the loss will be liable therefor.
          The New Lock Up Agreement will automatically terminate and be of no further force and effect on January 22, 2010 (unless extended by agreement) if on or before such date the parties thereto have not agreed upon the definitive forms of the key transaction documents required by the New Lock Up Agreement to implement the prepackaged chapter 11 bankruptcy case’s plan of reorganization. The date on which the parties agree upon such key transaction documents is referred to herein as the “Document Finalization Date.”
          Upon the occurrence of the Document Finalization Date, the Las Vegas subsidiary (hereinafter referred to as the “Debtor”) is required to use its commercially reasonable best efforts to take the following actions within the time periods specified below for the purpose of initiating the prepackaged chapter 11 bankruptcy case contemplated by the New Lock Up Agreement:
•	Within four business days of the Document Finalization Date, commence the distribution of the bankruptcy disclosure statement and ballots to the First Lien Lenders and the Second Lien Lenders (i.e., the Participating Second Lien Lenders and the other second lien lenders as a class) for the purpose of soliciting their votes to approve or reject the prepackaged bankruptcy plan of reorganization (the “Solicitation”);

•	Conclude the Solicitation within twenty business days of commencing it (provided that each First Lien Lender and Participating Second Lien Lender has delivered a ballot in favor of the prepackaged plan of reorganization (the “Vote Condition”)); and

•	Assuming the Vote Condition has been satisfied, (w) file the chapter 11 bankruptcy petition with the United States Bankruptcy Court for the District of Nevada (the date of such filing being the “Petition Date”) not later than four business days after the conclusion of the solicitation, (x) cause the interim cash collateral order for the prepackaged chapter 11 bankruptcy case to be entered within ten days of the Petition Date, (y) cause the final cash collateral order for the prepackaged chapter 11 bankruptcy case to be entered within twenty five days of the Petition Date and (z) cause the confirmation order for the prepackaged chapter 11 bankruptcy case to be entered within sixty days of the Petition Date (each of the foregoing dates in this and the preceding bullets is a “Threshold Date”).

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	15	Pages
          So long as the First Lien Lenders are not in breach of the New Lock Up Agreement, the New Lock Up Agreement will automatically terminate upon the occurrence of certain events, including, without limitation: (1) if any Threshold Date is not timely satisfied; or (2) upon the occurrence of a termination event in either the interim cash collateral order or in the final cash collateral order for the bankruptcy case; or (3) if the plan of reorganization’s effective date does not occur on or before to May 15, 2010; or (4) in case of either (i) a filing or commencement by any FX Entity (i.e., the Company, the Company’s subsidiary FX Luxury, LLC (hereinafter referred to as “FX LLC”) or the Debtor) or Related Equity Sponsor (i.e., each Equity Sponsor or any entity that is controlled by an Equity Sponsor and that owns shares or interests in or controls any FX Entity) of (x) any motion, application, adversary proceeding or cause of action challenging the validity, enforceability, perfection or priority of or seeking avoidance of the liens securing the “first lien secured claims” (as defined in the New Lock Up Agreement) or (y) any other motion, application, adversary proceeding or cause of action against and/or with respect to the first lien secured claims that seeks to challenge the validity, enforceability, perfection or priority of or seeking avoidance of the first lien secured claims, or against and/or with respect to the first lien agent or any First Lien Lender (or if the Debtor supports any such motion, application or adversary proceeding commenced by any third party or consent to the standing of any such third party), or (ii) a filing or commencement by any Participating Second Lien Lender of (x) any motion, application, adversary proceeding or cause of action challenging the validity, enforceability, perfection or priority of or seeking avoidance of the liens securing the first lien secured claims or (y) any other motion, application, adversary proceeding or cause of action against and/or with respect to the first lien secured claims that seeks to challenge the validity, enforceability, perfection or priority of or seeking avoidance of the first lien secured claims, or against and/or with respect to the first lien agent or any First Lien Lender (or if the Debtor supports any such motion, application or adversary proceeding commenced by any third party or consent to the standing of any such third party), or (iii) the entry of an order of the bankruptcy court providing relief against the interests of any First Lien Lender with respect to any of the foregoing causes of action or proceeding; or (5) if (i) any FX Entity or any Related Equity Sponsor files any motion, application or adversary proceeding seeking to invalidate or disallow in any respect the claims in respect of the first lien loan (except in limited circumstances), the reasonableness of fees and expenses of the first lien agent and the First Lien Lenders or (ii) any Participating Second Lien Lender files any motion, application or adversary proceeding seeking to invalidate or disallow in any respect the claims in respect of the first lien loan (except in limited circumstances); or (6) if either the Debtor or any Participating Second Lien Lender, as the case may be, without the consent of the first lien agent, (i) withdraws from or takes any action materially inconsistent with the New Lock Up Agreement’s plan of reorganization or the related transactions (which withdrawal or action, if capable of being reversed, has not been reversed within fifteen (15) days of the giving of written notice by the first lien agent to the Debtor, Equity Parent, the second lien agent and the Participating Second Lien Lenders), (ii) without the consent of the first lien agent, supports any plan of reorganization or any plan of liquidation other than the New Lock Up Agreement’s plan of reorganization or supports any sale process with respect to the Las Vegas property, (iii) moves to dismiss the prepackaged chapter 11 case, (iv) moves for conversion of the prepackaged chapter 11 case to a case under chapter 7 of the Bankruptcy Code or (v) moves or otherwise seeks to reject or otherwise invalidate, in whole or in part, the New Lock Up Agreement or any related transaction document; or (7) if FX LLC or the Company or any Related Equity Sponsor (i) objects to, challenges or otherwise commences or supports any proceeding opposing the transactions or any transaction document required by the New Lock Up Agreement, or takes any other action that is inconsistent with, or that would delay or obstruct, the solicitation, confirmation or consummation of the transactions or any transaction document required by the New Lock Up Agreement, (ii) directly or indirectly seeks, solicits, supports, formulates, or prosecutes any plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of the Debtor that could reasonably be expected to prevent, delay or impede the consummation of the transactions or any transaction document required by the New Lock Up Agreement or (iii) directs or supports in any way any person to take (or who may take) any action that is inconsistent with its obligations under the New Lock Up Agreement, or that could impede or delay the implementation or consummation of the transactions contemplated thereby.

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	15	Pages
          The first lien agent, on behalf of the First Lien Lenders, may, in its sole and absolute discretion, waive (either conditionally or otherwise and without prejudice to the rights of the first lien agent to make any such waiver temporary or contingent) the automatic termination of the New Lock Up Agreement within three (3) business days of notice of the occurrence of any event described above, by delivery of notice of such waiver to each of the parties to the New Lock Up Agreement.
          So long as the Participating Second Lien Lenders are not in breach of the New Lock Up Agreement, the New Lock Up Agreement will automatically terminate upon the occurrence of certain events, including, without limitation: (1) any of the events specified in clauses (1), (2), (3) and (7) of the above paragraph describing the First Lien Lenders’ termination rights; or (2) in case of either (i) a filing or commencement by any FX Entity or Related Equity Sponsor of (x) any motion, application, adversary proceeding or cause of action challenging the validity, enforceability, perfection or priority of or seeking avoidance of the liens securing the “second lien secured claims” (as defined in the New Lock Up Agreement) or (y) any other motion, application, adversary proceeding or cause of action against and/or with respect to the second lien secured claims that seeks to challenge the validity, enforceability, perfection or priority of or seeking avoidance of the second lien secured claims, or against and/or with respect to the second lien agent or any Second Lien Lender (or if the Debtor supports any such motion, application or adversary proceeding commenced by any third party or consent to the standing of any such third party), or (ii) a filing or commencement by any First Lien Lender of (x) any motion, application, adversary proceeding or cause of action challenging the validity, enforceability, perfection or priority of or seeking avoidance of the liens securing the second lien secured claims or (y) any other motion, application, adversary proceeding or cause of action against and/or with respect to the second lien secured claims that seeks to challenge the validity, enforceability, perfection or priority of or seeking avoidance of the second lien secured claims, or against and/or with respect to the second lien agent or any Second Lien Lender (or if any First Lien Lender and the first lien agent support any such motion, application or adversary proceeding commenced by any third party or consent to the standing of any such third party); or (3) if (i) any FX Entity or any Related Equity Sponsor files any motion, application or adversary proceeding seeking to invalidate or disallow in any respect the claims in respect of the second lien loan (except in limited circumstances) or (ii) any First Lien Lender files any motion, application or adversary proceeding seeking to invalidate or disallow in any respect the claims in respect of the second lien loan (except in limited circumstances); or (4) if either the Debtor or any First Lien Lender, as the case may be, without the consent of the second lien agent and the Participating Second Lien Lenders, (i) withdraws from or takes any action materially inconsistent with the New Lock Up Agreement’s plan of reorganization or the related transactions (which withdrawal or action, if capable of being reversed, has not been reversed within fifteen (15) days of the giving of written notice by the second lien agent and the Participating Second Lien Lenders to the Debtor, Equity Parent and the First Lien Agent), (ii) supports any plan of reorganization or any plan of liquidation other than the New Lock Up Agreement’s plan of reorganization or supports any sale process with respect to the Las Vegas property, (iii) moves to dismiss the prepackaged chapter 11 case, (iv) moves for conversion of the prepackaged chapter 11 case to a case under chapter 7 of the Bankruptcy Code or (v) moves or otherwise seeks to reject or otherwise invalidate, in whole or in part, the New Lock Up Agreement or any related transaction document.
          The second lien agent and the Participating Second Lien Lenders may, in their sole and absolute discretion, waive (either conditionally or otherwise and without prejudice to the rights of the second lien agent or any of Participating Second Lien Lenders to make any such waiver temporary or contingent) the automatic termination of the New Lock Up Agreement within three (3) business days of notice of the occurrence of any event described above, by delivery of notice of such waiver to each of the parties to the New Lock Up Agreement.
          So long as the Debtor and the Equity Parent are not in breach of the New Lock Up Agreement, the Debtor or Equity Parent may terminate the New Lock Up Agreement if any of the first lien agent or First Lien Lenders, the second lien agent, or any of the Participating Second Lien Lenders breaches any of its obligations under the New Lock Up Agreement, which breach (if capable of being cured) has not been cured within fifteen (15) days after the giving of written notice by the Debtor or the Equity Parent to the first lien agent and second lien agent and the Participating Second Lien Lenders of such breach.

CUSIP No.	302709-100	SCHEDULE 13D	Page	13	of	15	Pages
          Also, the Debtor or the Equity Parent may terminate the New Lock Up Agreement if the final order has not been entered confirming the plan of liquidation and allowing the effective date for the plan of liquidation to occur on or before May 15, 2010 upon giving notice to the first lien agent, the Debtor, the Equity Parent and the second lien agent and the Participating Second Lien Lenders.
          Under the New Lock Up Agreement, the First Lien Lenders have agreed to adjourn the pending trustee’s sale of the Las Vegas property so long as the Lock Up Agreement is in full force and effect and irrevocably terminate such trustee’s sale upon confirmation of the bankruptcy case’s plan of liquidation. Upon commencing the prepackaged chapter 11 bankruptcy proceeding, the court-appointed receiver that has been overseeing the Las Vegas property since June 23, 2009, at the request of the First Lien Lenders, shall be discharged and the receivership of the Las Vegas property shall terminate. During the prepackaged chapter 11 bankruptcy proceeding, subject to the Bankruptcy Court entering the interim and final cash collateral orders contemplated by the New Lock Up Agreement, most of the Debtor’s expenses will be funded from cash flows generated by the Las Vegas property’s real estate activities.
          Upon entry into the New Lock Up Agreement, the Participating Second Lien Lenders agreed to dismiss without prejudice their pending litigation against the First Lien Lenders, the Company, the Las Vegas subsidiary (and its predecessor entities) and others contesting the validity of the Existing Lock Up Agreement. The Participating Second Lien Lenders have agreed to grant the named parties to such pending litigation a release therefrom upon confirmation of the prepackaged chapter 11 bankruptcy case’s plan of liquidation.
          If the Las Vegas property is sold under the New Lock Up Agreement pursuant to the prearranged sale to the New Property Owner, FX LLC will be released from its “bad boy” guarantees in favor of the First and Second Lien Lenders guaranteeing repayment of all obligations outstanding and owing under the $475 million mortgage loans.
          Under the New Lock Up Agreement, the parties to the Existing Lock Up Agreement have agreed to terminate the Existing Lock Up Agreement after satisfaction of the Vote Condition. Prior to satisfaction of the Vote Condition, such parties have agreed to not pursue the transactions contemplated under the Existing Lock Up Agreement.
          As described below, the parties to the Existing Lock Up Agreement have entered into a standstill agreement whereby they have agreed to implement the Existing Lock Up Agreement and the transactions contemplated thereby in the event the New Lock Up Agreement is validly terminated.
          On December 23, 2009, the parties to the Existing Lock Up Agreement entered into a standstill agreement (the “Standstill Agreement”) for the purpose of deferring and staying activity required to be undertaken under the Existing Lock Up Agreement until such time as the New Lock Up Agreement is validly terminated. Under the Standstill Agreement, the first lien agent agreed to delay the pending trustee’s sale of the Las Vegas property to a date after February 1, 2010 that the first lien agent shall select in its sole and absolute discretion. If the New Lock Up Agreement is validly terminated and neither the Las Vegas subsidiary nor the Equity Parent is in default thereunder, the Standstill Agreement shall terminate and be of no further force and effect and the parties to the Existing Lock Agreement shall take such actions specified in the Standstill Agreement in order to proceed with implementation of the transactions contemplated by the Existing Lock Up Agreement. If either (a) the New Lock Up Agreement is terminated because of a “debtor fault-based termination” (as defined in the New Lock Agreement) or (b) any of the Las Vegas subsidiary, the Company, the Company’s subsidiary FX Luxury, LLC or the New Entities takes any action that is not in support of the prepackaged chapter 11 case and the other transactions contemplated by the Existing Lock Up Agreement (except as may be contemplated by, required pursuant to, or in furtherance of, the terms of the New Lock Up Agreement), the first lien agent may upon written notice to the parties named in foregoing clause (b) terminate the Standstill Agreement and the Existing Lock Up Agreement whereupon the Existing Lock Up Agreement shall be deemed to have been terminated by reason of a “fault-based termination” (as defined in the Existing Lock Up Agreement) and the first lien lenders and the first lien agent shall be entitled to all rights and remedies available under the Existing Lock Up Agreement

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as a result thereof. Notwithstanding the foregoing, the Standstill Agreement and the Existing Lock Up Agreement (including related existing agreements) shall terminate and be of no further force and effect should the First Lien Lenders and the Participating Second Lien Lenders deliver a sufficient number of votes to approve the prepackaged chapter 11 case contemplated by the New Lock Up Agreement.
          The foregoing descriptions of the New Lock Up Agreement and the transactions contemplated thereby and the Standstill Agreement are not complete and are qualified in their entirety by reference to the full text of the New Lock Up Agreement and the Standstill Agreement, copies of which are listed as and incorporated by reference herewith as Exhibits 18 and 19, respectively, and are incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
Item 7 of the Statement is hereby amended to add the following exhibits:

Exhibit
Number	Description

18	Lock Up and Plan Support Agreement dated as of December 18, 2009 by and among Ladesbank Baden-Württemberg, Münchener Hypothekenbank EG, Deutsche Hypothekenbank (Actien-Gesellschaft), Great Lakes Reinsurance (UK) PLC, the banks, financial institutions and other entities party thereto, NexBank, SSB, FX Luxury Las Vegas I, LLC and LIRA LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated December 23, 2009 and filed with the SEC on November 24, 2009)

19	Standstill Agreement dated as of December 18, 2009 by and among Ladesbank Baden-Württemberg, Münchener Hypothekenbank EG, Deutsche Hypothekenbank (Actien-Gesellschaft), Great Lakes Reinsurance (UK) PLC, FX Luxury Las Vegas I, LLC, LIRA Property Owner, LLC and LIRA (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated December 23, 2009 and filed with the SEC on November 24, 2009)

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2009	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: December 24, 2009	Sillerman Capital Holdings, L.P.
/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc.
Its: General Partner

Dated: December 24, 2009	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: December 24, 2009	/s/ Brett Torino
Brett Torino

Dated: December 24, 2009	ONIROT Living Trust dated 06/20/2000
/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: December 24, 2009	TTERB Living Trust
/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: December 24, 2009	Atlas Real Estate Funds, Inc.
	By:	/s/ Paul Kanavos
	Name:	Paul Kanavos
	Title:	President